Exhibit 99.1

GERDAU S.A.

Tax ID (CNPJ/ME) 33.611.500/0001-19

Registry (NIRE): 35300520696

NOTICE TO THE MARKET

Gerdau S.A. (B3: GGBR / NYSE: GGB) (“Company”) in addition to the Material Facts published on November 25th , 2022 and March 15th, 2023, announces to its shareholders and the market in general that Newave Energia S.A., a company in which Gerdau holds an indirect stake of 33.33% (“Newave Energia”), has entered into definitive agreements for the acquisition of all the shares in Solar Arinos Holding S.A., held by Voltalia Group, with the purpose of developing, building and operating a new solar energy generation park in Arinos, in the state of Minas Gerais (“Arinos Solar Park”).

The Arinos Solar Park is expected to have an installed capacity of approximately 420 MWp and includes an energy substation. The total investment for the construction of the Arinos Solar Park will be around R$ 1,400,000,000.00 (one billion and four hundred million reais), which will be fully supported by Newave Energia S.A, with a combination of its equity and debt.

With the execution of the definitive agreements, the conditions are met for Gerdau to complete the payment of its share of the capital in Newave Energia throughout the project construction.

Once operational, the Arinos Solar Park is expected to supply 30% of its volume of renewable energy produced to Gerdau's steel production units in Brazil, in the self-production mode, contributing to achieving the goals of reducing greenhouse effect emissions and reinforcing the Company's search for greater competitiveness. The energy volume in this mode is approximately 34 MWm, equivalent to the consumption of a steel mill with a capacity of approximately 400k tons per year, or approximately 7% of the total Company’s annual energy consumption in Brazil. The use of this energy should generate an estimated reduction of 22,000 tCO2e per year for the Company.

São Paulo, October 10, 2023.

Rafael Dorneles Japur

Executive Vice-President

Investor Relations Officer